                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*

                            DIAMETRICS MEDICAL, INC.
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                             (Exact name of Issuer)

                          Common Stock, par value $.01
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                         (Title of Class of Securities)

                                   252532 10 6
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                                 (CUSIP Number)

                            Ocean Park Advisors, LLC
       5710 Crescent Park East, Suite 334, Playa Vista, California, 90094
                                 (310) 745-0701

                                 with a copy to:

                             Craig E. Gosselin, Esq.
                    Zimmermann, Koomer, Connolly & Finkel LLP
           1900 Avenue of the Stars, Suite 2375, Los Angeles, CA 90067
                                 (310) 229-1709
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 6, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 252532 10 6
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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only).

   Ocean Park Advisors, LLC.

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)
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   (b)          X
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3. SEC Use Only

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4. Source of Funds (See Instructions)

   OO

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5. Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or
2(e) _____

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6. Citizenship or Place of Organization: California

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
Number of      7.       Sole Voting Power:  up to 137,940,000 shares(1)
Shares
Beneficially   8.       Shared Voting Power
Owned by
Each           9.       Sole Dispositive Power:  up to 137,940,000 shares(1)
Reporting
Person With    10.      Shared Dispositive Power:

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11. Aggregate Amount Beneficially Owned by Each Reporting Person: up to
137,940,000(1) shares

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)              X
                  ------------------

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13. Percent of Class Represented by Amount in Row (11): 79.71%(1)

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14. Type of Reporting Person (See Instructions)

                 OO

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(1)      Until February 20, 2006, the derivative securities overlying these shares are not convertible or exercisable for a number of shares greater than the number that causes the aggregate beneficial ownership of the shares of the reporting person and its affiliates to exceed 9.99% of the Issuer's outstanding Common Stock. Consequently, the reporting person and its affiliates do not beneficially own more than 9.99% of the Issuer's outstanding Common Stock.

                                  INTRODUCTION

         On November 21, 2005, BCC Acquisition II, LLC ("BCCAII") and certain other holders of the Issuer's 2005 Subordinated Convertible Notes (the "2005 Noteholders") entered into a letter agreement (the "Securities Transfer Agreement") with Ocean Park Advisors, LLC ("OPA") and M.A.G. Capital, LLC ("MAG") (together the "Purchasers") pursuant to which BCCAII and the 2005 Noteholders agreed to transfer all of their debt and equity securities of the Issuer, including warrants to purchase securities of the Issuer (the "Securities"), to the Purchasers for an aggregate purchase price of $9,100 (the "Securities Transfer"). BCCAII's obligation to complete the Securities Transfer was conditioned upon receipt by BCCAII of general releases of claims from the Purchasers and the holders of the Issuer's 2007 Senior Secured Convertible Notes (the "2007 Notes"), and the effectiveness of the appointment of W. Bruce Comer III and Heng Chuk, two of the principals of OPA, to the board of directors of the Issuer.

         In connection with the Securities Transfer, BCCAII deposited the aggregate amount of $148,929 in escrow (the "Escrow") with OPA pursuant to the terms of a letter agreement (the "Escrow Letter"), dated November 21, 2005. The proceeds of the Escrow were to be used for the purposes described in the Escrow Letter, including, among other things, to fund certain liabilities of the Issuer pursuant to the Letter Agreements described below.

         On November 21, BCCAII entered into a letter agreement (the "First Letter") with the Issuer pursuant to which BCCAII agreed to pay the amount of $75,000 into the Escrow, which amount would be released to the Issuer in connection with the settlement or compromise of certain specified liabilities of the Issuer. BCCAII's obligation to make such payment was conditioned upon the prior or concurrent completion of the Securities Transfer and receipt by BCCAII of a general release of claims from the Issuer. In addition, on November 21, 2005, BCCAII entered into a letter agreement (the "Second Letter") with the Issuer pursuant to which BCCAII agreed to pay the amount of $7,000 into the Escrow, which amount would be released to the Issuer in connection with the settlement of a claim by a law firm with respect to certain legal services provided to the Issuer. BCCAII's obligation to make such payment was conditioned upon the prior or concurrent completion of the Securities Transfer. On November 21, 2005, BCCAII also entered into a letter agreement (the "Third Letter"; and, together with the First Letter and the Second Letter, the "Letter Agreements") with OPA pursuant to which BCCAII agreed to pay the amount of $18,429 into the Escrow, which amount may be released to the Issuer, if necessary, to defease the participation interests of certain beneficial holders of the 2005 Notes for which BCCAII is the record holder, and to use commercially reasonable efforts to secure the consent of such holders to transfer the participation interests to the Purchasers on the same terms as the Securities Transfer. All amounts funded into the Escrow pursuant to the Letter Agreements were included in the aggregate amount of $148,929 deposited by BCCAII into the Escrow pursuant to the Escrow Letter.

         In connection with the Securities Transfer, on November 21, 2005, the board of directors of the Issuer appointed Messrs. Comer and Chuk as directors of the Issuer, effective 10 days from the mailing of the information statement required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The effectiveness of the appointment of Messrs. Comer and Chuk to the board of directors of the Issuer was a condition to completion of the Securities Transfer. Also on November 21, 2005, each of Carl S. Goldfischer and Mark B. Knudson delivered letters of resignation to the Issuer, resigning from the Issuer's board of directors effective as of 10 days form the mailing of the information statement required by Rule 14f-1 under the Exchange Act.

         The Securities Transfer closed on December 2, 2005. In connection therewith, Messrs. Comer and Chuk became the sole members of the Board of Directors of the Issuer. Additionally, W. Glen Winchell resigned as the Issuer's Chief Financial Officer and Messrs. Comer and Chuk became the CEO and CFO/Secretary of the Issuer, respectively.

         At the Closing, a portion of the funds deposited pursuant to the Escrow Letter were released to pay certain expenses and settle with certain creditors. After the Closing, on December 6, 2005, the Issuer executed and delivered Convertible Secured Promissory Notes (the "New Notes") with Monarch Pointe Fund, Ltd., a fund affiliated with M.A.G. ("Monarch"), and Asset Managers International Limited ("AMI"), whereby Monarch and AMI each agreed to loan the Issuer $375,000 to (i) pay certain expenses, including a fee of $75,000 to OPA as compensation for its services instructing the above transactions, (ii) settle with certain creditors, and (iii) develop and pursue strategic alternatives for the Issuer. The Issuer also entered into a Security Agreement with Monarch and AMI pursuant to which Monarch and AMI were granted a security interest in all of the assets of the Issuer to secure payment of the New Notes (the "Security Agreement").

         Also after the Closing, on December 6, 2005, the Issuer completed a reclassification of certain of its securities by entering into a subscription agreement (the "Subscription Agreement") with MAG and its affiliated funds, other investors who held the 2007 Notes and the Issuer's Series F and G Convertible Preferred Stock (the "Other Investors"), and OPA. Pursuant to the Subscription Agreement, MAG, its affiliated funds and the Other Investors exchanged their convertible debt and preferred stock securities for shares of newly created Series H Convertible Preferred Stock, and OPA exchanged its securities for shares of newly created Series I Convertible Preferred Stock.

ITEM 1. SECURITY OF ISSUER

         This statement relates to the Common Stock, par value $0.01, of Diametrics Medical, Inc., whose principal executive offices are located at 5710 Crescent Park East, Suite 334, Playa Vista, California, 90094.

ITEM 2. IDENTITY AND BACKGROUND

         The person filing this statement is Ocean Park Advisors, LLC, a California limited liability company ("OPA"), whose principal executive officers are located at 5710 Crescent Park East, Suite 334, Playa Vista, California 90094. Two of the principals of OPA are W. Bruce Comer III and Heng Chuk, who have become officers and directors of the Issuer in connection with the transactions described above under the caption "Introduction."

         During the last five years, OPA and Messrs. Comer and Chuk have not been convicted in a criminal proceeding and have not been a party to a civil proceeding which has resulted in a judgment, decree of final order against any of them enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The securities of the Issuer obtained by OPA consist of 13,940 shares of the Issuer's Series I Convertible Preferred Stock (the "Series I Preferred"). The Series I Preferred is convertible at any time into shares of the Issuer's Common Stock at a conversion rate of $0.0001 per share. Until February 20, 2006, the Series I Preferred is not convertible or exercisable for a number of shares greater than the number that causes the aggregate beneficial ownership of the shares of OPA and its affiliates to exceed 9.99%.

         The Series I Preferred was obtained by OPA in connection with the reclassification of certain of the securities of the Issuer on December 6, 2005, as described above under the caption "Introduction." Pursuant to the reclassification, OPA exchanged certain securities of the Issuer which it had acquired from BCCAII in the Securities Transfer for the Series I Preferred.

ITEM 4. PURPOSE OF TRANSACTION

         The purpose of the acquisition of the Series I Preferred by OPA was to effect the reclassification of certain of the securities of the Issuer, as described above under the caption "Introduction."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         As of December 16, 2005, OPA may be deemed to beneficially own up to 137,940,000 shares of Common Stock of the Issuer, which consists of shares issuable upon conversion of the Series I Preferred. Based on the Issuer's Report on Form 8-K dated as of December 9, 2005, which indicated that the Issuer had 35,121,739 shares of Common Stock outstanding as of December 6, 2005, OPA may be deemed to beneficially own up to 79.71% of the Issuer's Common Stock.

         Notwithstanding the foregoing, until February 20, 2006, the Series I Preferred is not convertible or exercisable for a number of shares greater than the number that causes the aggregate beneficial ownership of the shares of OPA and its affiliates to exceed 9.99% of the Issuer's outstanding Common Stock. Consequently, OPA and its affiliates do not beneficially own more than 9.99% of the Issuer's outstanding Common Stock. OPA has sole voting and dispositive power with respect to all shares beneficially owned by it.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  (a) Securities Transfer Agreement. The description of the Securities Transfer Agreement set forth in the Introduction to this Statement is incorporated herein by this reference.

                  (b) Escrow Letter. The description of the Escrow Letter set forth in the Introduction to this Statement is incorporated herein by this reference.

                  (c) Letter Agreements. The description of the Letter Agreements set forth in the Introduction to this Statement is incorporated herein by this reference.

                  (d) New Notes. The description of the New Notes set forth in the Introduction to this Statement is incorporated herein by this reference.

                  (e) Security Agreement. The description of the Security Agreement set forth in the Introduction to this Statement is incorporated herein by this reference.

                  (f) Subscription Agreement. The description of the Subscription Agreement set forth in the Introduction to this Statement is incorporated herein by this reference.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

         Exhibit 7(a) Letter Agreement, dated November 21, 2005, by and between OPA, MAG and BCCAII, filed as Exhibit 99.1 to the Issuer's Report on Form 8-K, dated November 23, 2005 (the "November 8-K"), and incorporated herein by this reference.

         Exhibit 7(b) Letter Agreement, dated November 21, 2005, by and between BCCAII, OPA, MAG and the Issuer, filed as Exhibit 10.1 to the November 8-K, and incorporated herein by this reference.

         Exhibit 7(c) Letter Agreement, dated November 21, 2005, by and between BCCAII and the Issuer, filed as Exhibit 10.2 to the November 8-K, and incorporated herein by this reference.

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         Exhibit 7(d) Letter Agreement, dated November 21, 2005 by and between
BCCAII and the Issuer, filed as Exhibit 10.3 to the November 8-K, and incorporated herein by this reference.

         Exhibit 7(e) Letter Agreement, dated November 21, 2005, by and between BCCAII and OPA, filed herewith

         Exhibit 7(f) Convertible Security Promissory Note, dated as of December 6, 2005, made by the Issuer in favor of Monarch, filed as Exhibit 10.1 to the Issuer's Report on Form 8-K dated December 9, 2005 (the "December 8-K"), and incorporated herein by this reference.

         Exhibit 7(g) Convertible Secured Promissory Note, dated as of December 6, 2005, made by the Issuer in favor of AMI, filed as Exhibit 10.2 to the December 8-K, and incorporated herein by this reference.

         Exhibit 7(h) Security Agreement, dated as of December 6, 2005, by and among the Issuer, Monarch, and AMI, filed as Exhibit 10.3 to the December 8-K, and incorporated herein by this reference.

         Exhibit 7(i) Subscription Agreement, dated as of December 6, 2005 among the Issuer, Camden International, Longview Fund, Longview Equity Fund, Longview International Equity Fund, Monarch, Mercator Momentum Fund, LP, Mercator Momentum Fund III, M.A.G. and OPA, filed as Exhibit 10.4 to the December 8-K, and incorporated herein by this reference.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

            December 16, 2005
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Date
/s/ W. Bruce Comer III
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Signature

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W. Bruce Comer, III, Principal